UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are providing a copy of a voluntary announcement (the “Announcement”) made by Graphex Group Limited regarding a letter of intent provided by a bank regarding the Graphite Anode Material Project, which is in Laixi City Nanshu Town New Material Industrial Park (the “Park”) in Nanshu Town, Laixi City, the PRC, under the Cooperation Agreement between the Company and the Nanshu Town Government. We are furnishing such Announcement as Exhibit 99.1 of this Form 6-K, which is incorporated herein by reference. .

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: October 30, 2023

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement by the Company Published in Hong Kong dated 30 October 2023 regarding the Business Update

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